NEWS RELEASE May 1, 2007 NR 07-16 www.energymetalscorp.com

ENERGY METALS ANNOUNCES FIRST URANIUM SALES AGREEMENT

Vancouver, British Columbia, May 1, 2007: Energy Metals Corporation (TSX:EMC; NYSE Arca: EMU) is pleased to announce that it has entered into a definitive agreement for the supply of uranium concentrate with a leading US nuclear utility. The contract covers the sale of 1,400,000 pounds of U3O8 for delivery over a six-year period beginning in 2010. The terms include market related pricing along with floor price protection.

Energy Metals Hobson/Palangana uranium project is scheduled to start production in 2008. At the EMC’s fully licensed Hobson Uranium Processing Facility site in Texas, CCC Group Inc. of San Antonio has been awarded the contract for construction of new and renovated facilities. Mobilization and site specific safety training for their crews will begin next week. All baseline water quality wells are now installed at La Palangana and water quality sampling of these wells is ongoing. Ore delineation and development work continues with 5 drilling rigs.

In Wyoming where Energy Metals is preparing its properties for production in 2009-2010, baseline environmental studies of the Moore Ranch Project in the Powder River Basin are advancing along schedule. The completion of all site characterization programs is anticipated in August, 2007. Similarly, baseline environmental studies at the Antelope Project in the Great Divide Basin continue with completion of these studies scheduled for January, 2008. Ore delineation is ongoing at the Peterson Project (PRB) with three drilling rigs.

“I am very pleased that Energy Metals has entered into the first agreement with a major US utility to supply uranium. This agreement is a strong evidence of industry acknowledgement of our production schedule and capabilities. It is a clear sign that Energy Metals is ready to enter the league of uranium producers. The terms of the agreement will also allow Energy Metals to benefit from upward uranium price. This significant endorsement has demonstrated that we are on the right track of creating strong and long-term domestic uranium production centres in the United States ” - noted Paul Matysek, President and Chief Executive Office of Energy Metals Corporation.

Energy Metals Corporation is a NYSE Arca and TSX listed company focused on advancing its industry leading uranium property portfolio towards production in what is the world's largest uranium consumer market, the United States of America. Energy Metals Corporation has extensive advanced property holdings in Wyoming, Texas and New Mexico that are amenable to ISR (in-situ recovery). This form of uranium mining was pioneered in Texas and Wyoming and utilizes oxygenated groundwater to dissolve the uranium in place and pump it to the surface through water wells. Energy Metals is currently developing the La Palangana uranium deposit and upgrading the Hobson Uranium Processing Plant in Texas for an anticipated 2008 production date. Energy Metals is also actively advancing other significant uranium properties in the States of Colorado, Utah, Nevada, Oregon and Arizona.

For further information, please contact:
Energy Metals Corporation
Paul Matysek, M.Sc., P.Geo., CEO and President: (604) 684-9007
Bill Sheriff, B.Sc., Chairman: (972) 333-2214
Farhad Abasov, B.A., MBA, VP Strategic Communications: (604) 697-5684
For more information, send questions and comments to info@energymetalscorp.com.

Information Regarding Forward-Looking Statements: Except for historical information contained herein, the statements in this Press Release are forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Energy Metals’ actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things: volatility of natural resource prices; product demand; market competition and risks inherent in the company’s operations. These and other risks are described in the Company’s public filings with Canadian Securities Regulators available at www.sedar.com and with the Securities and Exchange Commission available at www.sec.com.

Copyright © 2007 by Energy Metals Corporation. All rights reserved.